Exhibit 99.1

DHT Holdings, Inc. Third Quarter 2026 Results

HAMILTON, BERMUDA, November 9, 2026 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	2025	2024
Shipping revenues	332.1	284.8	186.3	143.9	107.2	497.2	567.8
Adjusted net revenues[1]	290.3	255.0	157.2	117.8	79.1	369.1	388.2
Adjusted EBITDA[2]	269.5	231.0	133.3	95.3	57.7	278.4	294.6
Profit after tax	270.9	198.3	164.5	66.1	44.8	211.0	181.5
EPS – basic	1.68	1.23	1.02	0.41	0.28	1.31	1.12
EPS – diluted	1.68	1.23	1.02	0.41	0.28	1.31	1.12
Dividend[3]	1.45	1.22	0.64	0.41	0.18	0.98	0.95
Interest bearing debt	498.7	434.8	505.3	428.7	268.5	428.7	409.4
Cash and cash equivalents	154.7	161.7	126.2	79.0	81.2	79.0	78.1
Net debt	344.0	273.1	379.1	349.7	187.3	349.7	331.3

The third quarter of 2026 was another exceptionally strong quarter for the Company, with profit after tax amounting to $270.9 million, reflecting continued robust tanker market conditions and strong commercial performance. Profit after tax for the first nine months of 2026 reached $633.7 million, further extending the Company’s record earnings and underscoring the strength of the market environment and the Company’s operating platform.

QUARTERLY HIGHLIGHTS:

•
In the third quarter of 2026, the Company achieved average combined time charter equivalent earnings of $141,300 per day, comprised of $167,100 per day for the Company’s VLCCs operating in the spot market and $114,200 per day for the Company’s VLCCs on time charter.

•
Adjusted EBITDA for the third quarter of 2026 was $269.5 million. Net profit for the quarter was $270.9 million, equating to $1.68 per basic share. After adjusting for the $34.2 million gain on sale of DHT Bauhinia and the non-cash fair value gain related to interest rate derivatives of $2.2 million, the Company had ordinary net income for the quarter of $234.5 million, equating to $1.45 per basic share.

•
In the third quarter, the Company entered into 3-year time charter agreements for the VLCCs DHT Jaguar, built in 2015, and DHT Panther, built in 2016. The vessels were fixed at rates of $75,000 per day and $100,000 per day, respectively, under contracts concluded with global energy companies. The charter for DHT Jaguar commenced in September 2026, while the charter for DHT Panther commenced in October 2026.

•
On July 20, 2026, DHT Bauhinia, built in 2007, was delivered to its new owner. The vessel was debt free, and the transaction generated net cash proceeds of $51.0 million. In connection with the sale, the Company recognized a gain of $34.2 million in the third quarter of 2026.

•
On July 24, 2026, the Company took delivery of DHT Impala, a VLCC newbuilding from Hyundai Samho Heavy Industries. The vessel entered into the spot market and represented the fourth and final vessel in a series of newbuildings delivered in 2026.

•
For the third quarter of 2026, the Company declared a cash dividend of $1.45 per share of outstanding common stock, payable on November 30, 2026, to shareholders of record as of November 23, 2026. This marks the 67th consecutive quarterly cash dividend and is in line with the Company’s capital allocation policy to pay out 100% of ordinary net income. The shares will trade ex-dividend from November 23, 2026.

OPERATIONAL HIGHLIGHTS:

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	2025	2024
Operating days[4]	2,112.3	2,093.0	2,034.5	1,979.6	1,961.2	8,055.1	8,784.0
Scheduled off hire days	52.3	75.3	25.0	23.3	-	47.3	93.1
Unscheduled off hire[5]	0.0%	0.3%	0.1%	0.0%	0.2%	0.1%	1.1%
Revenue days[6]	2,054.8	2,012.3	1,994.1	1,955.5	1,951.2	7,987.0	8,594.9
Spot exposure[5]	51.2%	48.4%	57.3%	53.5%	54.9%	59.9%	76.4%
VLCC time charter rate per day	$114,200	$90,800	$61,300	$49,400	$42,800	$44,600	$38,900
VLCC spot rate per day	$167,100	$162,600	$91,700	$69,500	$38,700	$47,300	$47,200

■
The freight market remains strong due to ongoing logistical disruptions resulting in operational inefficiencies, in combination with shifting crude procurement patterns expanding transportation distances.

■
Geopolitical risks persist because recent events demonstrated for the first time in history that a full or partial closure of the Strait of Hormuz is possible, altering long-term risk perceptions even if regular traffic resumes.

■	Supply chain resilience is a priority for Middle Eastern oil producers, but expanding their logistical capabilities will not automatically restore the tanker fleet's historical productivity levels.
■	Energy security concerns should drive a major inventory restocking cycle by governments and corporations, which is expected to boost transportation demand above actual consumption levels.
■
Private consolidation is tightening market dynamics following a structural fleet consolidation by a private aggregator earlier in the year, resulting in fragmented spot supply and restricted information flows.

■	Limited effective fleet supply growth due to an aging fleet, a growing share of vessels operating outside mainstream trades, and a limited near-term newbuilding delivery schedule.
■
News flows and US midterm election results move commodity and capital markets, and fuels volatility, including significant deltas between physical and derivative markets for freight as well as creating large bid-ask spreads in term contracts.

As of September 30, 2026, DHT had a fleet of 23 VLCCs in operation, with a total dwt of 7,183,236. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/.

SUBSEQUENT EVENTS HIGHLIGHTS:

•
In the fourth quarter of 2026, the Company prepaid $59.1 million under the DHT Nokota Nordea Reducing Revolving Credit Facility and $26.5 million under the DHT Jaguar Nordea Reducing Credit Facility. The prepaid amounts remain available for re-borrowing under the terms of the respective facilities, which have not been cancelled.

•
In November 2026, the Company entered into an agreement with Hanwha Ocean Co., Ltd. for the construction of a VLCC. The vessel is scheduled for delivery in April 2029 and will be a sister vessel to the two VLCCs delivered to the Company in the first quarter of 2026, as well as the VLCC newbuilding scheduled for delivery in August 2028.

OUTLOOK:

Estimated Q4 2026
Total term time charter days	1,174
Average term time charter rate ($/day)[7]	$ 100,200
Total spot days for the quarter	930
Spot days booked to date	630
Average spot rate booked to date ($/day)	$ 579,900
Spot P&L break-even for the quarter[8]	$ -

•
Thus far in the fourth quarter of 2026, 68% of the available VLCC spot days have been booked at an average rate of $579,900 per day on a discharge-to-discharge basis. 86% of the available VLCC days, combined spot and time charter days, have been booked at an average rate of $267,500 per day.

Footnotes:
1Shipping revenues net of voyage expenses.
2See reconciliation under “Reconciliation of non-GAAP financial measures”.
3Per common share.
4Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
5As % of total operating days in period.
6Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale.
7 The month of October includes profit-sharing. The months of November and December assume only the base rate.
8 Spot P&L break-even for the fourth quarter is less than zero as term time charter earnings are expected to exceed forecasted costs.

THIRD QUARTER 2026 FINANCIALS

The Company reported shipping revenues for the third quarter of 2026 of $332.1 million compared to shipping revenues of $107.2 million in the third quarter of 2025. The increase from the 2025 period to the 2026 period includes $219.3 million attributable to higher revenue per day and $5.7 million attributable to an increase in total revenue days.

Other revenues for the third quarter of 2026 were $0.3 million compared to $0.2 million in the third quarter of 2025 and relate to technical management services provided. The decrease is due to a reduction in the fleet size for which the Company provides third-party technical management services.

Other income for the third quarter of 2026 was $2.1 million, compared to $1.0 million in the third quarter of 2025. The income related to the distribution of equity received from The Norwegian Shipowner’s Mutual War Risk Insurance Association.

The Company recorded a gain of $34.2 million in the third quarter of 2026 related to the sale of DHT Bauhinia, compared to a gain of $15.7 million in the third quarter of 2025 related to the sale of DHT Peony.

Voyage expenses for the third quarter of 2026 were $41.8 million, compared to $28.0 million for the third quarter of 2025. The increase was primarily due to an increase in bunker expenses of $7.2 million, an increase in port expenses of $3.5 million, an increase in broker commissions of $2.5 million and an increase in other voyage-related costs of $0.5 million. Voyage expenses generally vary depending on trading patterns during a quarter.

Vessel operating expenses for the third quarter of 2026 were $19.0 million, compared to $18.4 million in the third quarter of 2025. The increase was mainly related to a higher number of operating days resulting from an increase in the average number of vessels in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $28.8 million for the third quarter of 2026, compared to $26.0 million in the third quarter of 2025. The change was mainly due to higher vessel depreciation of $4.6 million following the delivery of four newbuildings during 2026, partially offset by a $1.9 million decrease in depreciation due to retrofitted exhaust gas cleaning systems becoming fully depreciated and lower depreciation resulting from the sale of vessels.

General and administrative (“G&A”) expenses for the third quarter of 2026 were $4.3 million, consisting of $3.4 million cash and $0.9 million non-cash charges, compared to $4.1 million in the third quarter of 2025, consisting of $3.4 million cash and $0.7 million non-cash charges. Non-cash G&A expense includes accruals for social security taxes.

Net financial expenses for the third quarter of 2026 were $3.8 million compared to $2.5 million in the third quarter of 2025. The increase was mainly due to $4.1 million higher interest expenses resulting from increased debt following the delivery of four newbuildings, partially offset by a non-cash gain of $2.2 million related to interest rate derivatives, compared to a non-cash loss of $0.4 million in the corresponding period of 2025.

As a result of the foregoing, the Company had a net profit in the third quarter of 2026 of $270.9 million, or earnings of $1.68 per basic share and $1.68 per diluted share, compared to a net profit in the third quarter of 2025 of $44.8 million, or earnings of $0.28 per basic share and $0.28 per diluted share. The increase from the third quarter of 2025 to the third quarter of 2026 was mainly due to a $227.4 million increase in operating income, reflecting stronger operating performance during the period, partially offset by a $1.3 million increase in net financial expenses.

Net cash provided by operating activities for the third quarter of 2026 was $171.4 million compared to $60.9 million for the third quarter of 2025. The increase was due to a net profit of $270.9 million in the third quarter of 2026 compared to a net profit of $44.8 million in the third quarter of 2025, partially offset by a $99.9 million change in operating assets and liabilities and a $15.7 million decrease in non-cash items included in net income.

Net cash used in investing activities was $44.7 million in the third quarter of 2026, comprised of $91.1 million related to investment in vessels under construction and $4.6 million related to investment in vessels, partially offset by $50.9 million related to proceeds from the sale of DHT Bauhinia. Net cash provided by investing activities was $11.5 million in the third quarter of 2025 and was mainly related to proceeds from the sale of DHT Peony of $50.1 million, partially offset by $26.2 million related to investment in vessels under construction and $12.3 million related to investment in vessels.

Net cash used in financing activities for the third quarter of 2026 was $133.6 million, comprised of $196.7 million related to cash dividend paid and $11.8 million related to scheduled repayment of long-term debt, partially offset by $75.2 million related to issuance of long-term debt. Net cash used in financing activities for the third quarter of 2025 was $73.8 million, comprised of $38.6 million related to cash dividend paid, $22.1 million related to prepayment of long-term debt, and $12.7 million related to scheduled repayment of long-term debt.

As of September 30, 2026, the cash balance was $154.7 million, compared to $79.0 million as of December 31, 2025.

The Company monitors its covenant compliance on an ongoing basis. As of September 30, 2026, the Company was in compliance with its financial covenants.

As of September 30, 2026, the Company had 161,235,573 shares of common stock outstanding compared to 160,799,407 shares as of December 31, 2025.

The Company declared a cash dividend of $1.45 per common share for the third quarter of 2026 payable on November 30, 2026, for shareholders of record as of November 23, 2026.

NINE MONTHS 2026 FINANCIALS

The Company reported shipping revenues for the first three quarters of 2026 of $803.2 million compared to $353.3 million in the first three quarters of 2025. The increase from the 2025 period to the 2026 period includes $448.2 million attributable to higher revenue per day and $1.7 million attributable to an increase in total revenue days.

Other revenues for the first three quarters of 2026 were $0.7 million compared to $1.0 million in the first three quarters of 2025 and relate to technical management services provided. The decrease is due to a reduction in the fleet size for which the Company provides third-party technical management services.

Other income for the first three quarters of 2026 was $2.1 million, compared to $1.0 million in the first three quarters of 2025. The income related to the distribution of equity received from The Norwegian Shipowner’s Mutual War Risk Insurance Association.

The Company recorded a gain of $94.2 million in the first three quarters of 2026 related to the sale of DHT China, DHT Europe and DHT Bauhinia compared to a gain of $52.9 million in the first three quarters of 2025 related to the sale of DHT Scandinavia, DHT Lotus and DHT Peony.

Voyage expenses for the first three quarters of 2026 were $100.7 million compared to voyage expenses of $102.0 million in the first three quarters of 2025. The decrease was primarily due to fewer vessels operating in the spot market during the first three quarters of 2026, resulting in lower voyage expenses. Specifically, bunker expenses decreased by $10.0 million, partially offset by an increase in broker commission of $5.2 million, an increase in port expenses by $2.1 million and an increase in other voyage-related costs of $1.4 million. Voyage expenses generally vary depending on trading patterns during the period.

Vessel operating expenses for the first three quarters of 2026 were $56.7 million compared to $55.9 million in the first three quarters of 2025. The increase was mainly related to a higher number of operating days resulting from an increase in the average number of vessels in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $82.2 million for the first three quarters of 2026, compared to $79.4 million in the first three quarters of 2025. An increase in vessel depreciation of $7.0 million was partially offset by a $4.0 million decrease in depreciation due to retrofitted exhaust gas cleaning systems becoming fully depreciated and lower amortization of drydocking costs of $0.1 million.

G&A for the first three quarters of 2026 was $14.8 million, consisting of $11.3 million cash and $3.5 million non-cash charge, compared to $14.3 million, consisting of $10.6 million cash and $3.7 million non-cash charge for the first three quarters of 2025. The decrease in non-cash G&A expenses from the first three quarters of 2025 to the first three quarters of 2026 was attributable to the timing and valuation of shares that vested during the first quarter of 2025 and the second quarter of 2026. Non-cash G&A expense includes accrual for social security taxes related to such awards.

Net financial expenses for the first three quarters of 2026 were $11.7 million, compared to $11.5 million for the first three quarters of 2025.  The increase was mainly due to $5.6 million higher interest expenses resulting from increased debt following the delivery of four newbuildings, partially offset by a non-cash gain of $4.6 million related to interest rate derivatives, compared to a non-cash loss of $0.4 million in the corresponding period of 2025.

As a result of the foregoing, the Company had net profit for the first three quarters of 2026 of $633.7 million, or earnings of $3.93 per basic share and $3.93 per diluted share, compared to net profit of $144.9 million, or earnings of $0.90 per basic share and $0.90 per diluted share in the first three quarters of 2025. The increase was primarily attributable to a $489.1 million increase in operating income, reflecting stronger operating performance during the period. Operating income in the first three quarters of 2026 included a $94.2 million gain on the sale of DHT China, DHT Europe and DHT Bauhinia, compared to a $52.9 million gain on the sale of DHT Scandinavia, DHT Lotus and DHT Peony in the first three quarters of 2025.

Net cash provided by operating activities for the first three quarters of 2026 was $489.7 million compared to $203.7 million for the first three quarters of 2025. The increase was due to net profit of $633.7 million in the first three quarters of 2026, compared to net profit of $144.9 million in the first three quarters of 2025, partially offset by a $162.3 million change in operating assets and liabilities and a $40.6 million decrease in non-cash items included in net income.

Net cash used in investing activities for the first three quarters of 2026 was $115.9 million and was mainly related to investment in vessels under construction of $252.3 million and $14.6 million related to investment in vessels, partially offset by $151.4 million of proceeds from the sales of DHT China, DHT Europe and DHT Bauhinia. Net cash provided by investing activities for the first three quarters of 2025 was $39.2 million and was mainly related to proceeds from the sales of DHT Scandinavia, DHT Lotus and DHT Peony totaling $143.5 million, partially offset by $90.7 million related to investment in vessels under construction and $13.5 million related to investment in vessels.

Net cash used in financing activities for the first three quarters of 2026 was $298.0 million comprised of $365.8 million related to cash dividends paid, $281.0 million related to prepayment of long-term debt, $36.3 million related to scheduled repayment of long-term debt and $5.6 million related to repayment of long-term debt in connection with sale of vessels, partially offset by $391.6 million related to issuance of long-term debt. Net cash used in financing activities for the first three quarters of 2025 was $240.0 million comprised of $130.3 million related to prepayment of long-term debt, $90.0 million related to cash dividends paid, $40.3 million related to scheduled repayment of long-term debt, $25.5 million related to repayment of long-term debt in connection with refinancing, $11.4 million related to repayment of long-term debt in connection with sale of vessels and $6.1 million related to acquisition of non-controlling interests, partially offset by $64.7 million related to issuance of long-term debt.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	2025	2024
Reconciliation of adjusted net revenue
Shipping revenues	332,126	284,819	186,285	143,931	107,151	497,197	567,835
Voyage expenses	(41,781)	(29,856)	(29,083)	(26,081)	(28,047)	(128,088)	(179,623)
Adjusted net revenues	290,344	254,963	157,203	117,850	79,104	369,109	388,212

Reconciliation of adjusted EBITDA
Profit after tax	270,868	198,339	164,527	66,074	44,805	210,962	181,460
Income tax expense	108	62	126	207	93	413	608
Other financial expenses	824	728	485	544	520	2,396	2,088
Net (gain)/loss on derivative instruments at fair value	(2,163)	(1,290)	(1,119)	(185)	354	170	-
Interest expense	6,664	6,400	4,424	2,290	2,586	14,169	30,399
Interest income	(1,497)	(1,006)	(784)	(590)	(936)	(3,139)	(3,918)
Gain, sale of vessels	(34,163)	-	(59,994)	-	(15,688)	(52,943)	-
Reversal of previous impairment charges	-	-	-	-	-	-	(27,909)
Depreciation and amortization	28,828	27,752	25,647	26,991	25,969	106,370	111,884
Adjusted EBITDA	269,468	230,984	133,312	95,333	57,703	278,398	294,612

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	167,100	162,600	91,700	69,500	38,700	47,300	47,200
IFRS 15 impact on spot time charter equivalent per day**	1,900	(8,500)	14,300	6,000	3,000	800	(900)
Adjusted spot time charter equivalent per day	169,000	154,100	106,000	75,500	41,700	48,100	46,300
* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast, which will include a slide presentation, at 8:00 a.m. ET/14:00 CET on Tuesday, November 10, 2026, to discuss the results for the quarter.

To access the conference call the participants are required to register using this link:
https://register-conf.media-server.com/register/BI19dc075163194806919c470d0234919f

Upon registering, each participant will be provided with the dial-in info and a unique PIN to join the call as well as an e-mail confirmation with the details. Participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the “Call Me” feature from an immediate callback from the system. The call will come from a US number.

The webcast, which will include a slide presentation, will be available at the following link:
https://edge.media-server.com/mmc/p/5zaim64v and can also be accessed at http://www.dhtankers.com.

A recording of the audio and slides presented will be available until November 17, 2026, at 14:00 CET. The recording can be accessed through the following link: https://edge.media-server.com/mmc/p/5zaim64v

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our wholly owned management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our fleet employment with a combination of market exposure and fixed income contracts; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit http://www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2026.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)
	Note	September 30, 2026 (Unaudited)	December 31, 2025 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$154,726	79,034
Accounts receivable and accrued revenues	7	190,475	53,338
Capitalized voyage expenses		933	1,684
Prepaid expenses		3,287	9,678
Derivative financial assets	4	2,024	10
Inventories		29,015	24,682
Assets held for sale	5	-	40,488
Total current assets		$380,458	208,915

Non-current assets
Vessels	5	$1,545,687	1,083,891
Vessels under construction	5	13,379	301,651
Vessel upgrades	5	2,555	348
Other property, plant and equipment		6,396	6,769
Prepaid expenses		1,943	-
Goodwill		1,356	1,356
Derivative financial assets	4	2,380	19
Total non-current assets		$1,573,695	1,394,034

TOTAL ASSETS		$1,954,153	1,602,949

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$29,288	22,761
Derivative financial liabilities	4	-	68
Current portion long-term debt	4	49,095	39,500
Other current liabilities		1,250	994
Deferred shipping revenues	8	14,629	11,397
Total current liabilities		$94,262	74,720

Non-current liabilities
Long-term debt	4	$449,622	389,244
Derivative financial liabilities	4	-	131
Other non-current liabilities		5,641	5,598
Total non-current liabilities		$455,262	394,973

TOTAL LIABILITIES		$549,524	469,693

Equity
Common stock at par value	6	$1,612	1,608
Additional paid-in capital		1,227,399	1,223,719
Retained earnings / (accumulated deficit)		171,711	(96,216)
Translation differences		554	498
Other reserves		3,276	3,577
Total equity attributable to the Company		1,404,552	1,133,186
Non-controlling interest		77	71
Total equity		$1,404,629	1,133,257

TOTAL LIABILITIES AND EQUITY		$1,954,153	1,602,949

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands, except shares and per share amounts)
		Q3 2026	Q3 2025	9 months 2026	9 months 2025
	Note	Jul. 1 - Sep. 30, 2026	Jul. 1 - Sep. 30, 2025	Jan. 1 - Sep. 30, 2026	Jan. 1 - Sep. 30, 2025
Shipping revenues		$332,126	107,151	803,230	353,266

Other revenues		293	197	678	971

Total revenues	3	$332,419	107,348	803,908	354,237

Other income		2,059	970	2,059	970
Gain on sale of vessels	5	34,163	15,688	94,157	52,943

Operating expenses
Voyage expenses		(41,781)	(28,047)	(100,720)	(102,006)
Vessel operating expenses		(18,961)	(18,436)	(56,665)	(55,868)
Depreciation and amortization	5	(28,828)	(25,969)	(82,227)	(79,379)
General and administrative expenses		(4,268)	(4,132)	(14,819)	(14,267)
Total operating expenses		$(93,838)	(76,584)	(254,430)	(251,521)

Operating income		$274,803	47,422	645,694	156,630

Interest income		1,497	936	3,287	2,549
Interest expense		(6,664)	(2,586)	(17,487)	(11,879)
Net gain/(loss) on derivative instruments at fair value	4	2,163	(354)	4,573	(354)
Other financial expense		(824)	(520)	(2,037)	(1,852)
Profit before tax		$270,975	44,898	634,030	145,094

Income tax expense		(108)	(93)	(296)	(206)
Profit after tax		$270,868	44,805	633,734	144,888
Attributable to owners of non-controlling interest		2	2	7	(136)
Attributable to the owners of parent		$270,866	44,803	633,727	145,024

Attributable to the owners of parent
Basic earnings per share		1.68	0.28	3.93	0.90
Diluted earnings per share		1.68	0.28	3.93	0.90

Weighted average number of shares (basic)		161,235,573	160,799,407	161,118,454	160,653,406
Weighted average number of shares (diluted)		161,436,225	160,885,603	161,293,781	160,722,392

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands)
		Q3 2026	Q3 2025	9 months 2026	9 months 2025
	Note	Jul. 1 - Sep. 30, 2026	Jul. 1 - Sep. 30, 2025	Jan. 1 - Sep. 30, 2026	Jan. 1 - Sep. 30, 2025
Profit after tax		$270,868	44,805	633,734	144,888

Other comprehensive income:
Items that may be reclassified subsequently to income statement:
Exchange gain on translation of foreign currency denominated subsidiary		31	(143)	56	461
Total		$31	(143)	56	461

Other comprehensive income		$31	(143)	56	461

Total comprehensive income for the period		$270,899	44,661	633,790	145,349

Attributable to owners of non-controlling interest		$2	2	7	43
Attributable to the owners of parent		$270,896	44,660	633,783	145,307

 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)
		Q3 2026	Q3 2025	9 months 2026	9 months 2025
	Note	Jul. 1 - Sep. 30, 2026	Jul. 1 - Sep. 30, 2025	Jan. 1 - Sep. 30, 2026	Jan. 1 - Sep. 30, 2025
CASH FLOW FROM OPERATING ACTIVITIES
Profit after tax		$270,868	44,805	633,734	144,888

Adjustments for:		(6,603)	9,053	(14,081)	26,497
Depreciation and amortization	5	28,828	25,969	82,227	79,379
Amortization of deferred debt issuance cost		537	544	2,157	1,961
Loss on disposal of property, plant and equipment		-	-	28	-
Gain on sale of vessels	5	(34,163)	(15,688)	(94,157)	(52,943)
Capitalized interest	5	(438)	(2,696)	(3,273)	(6,249)
Net (gain)/loss on derivative instruments at fair value		(2,163)	354	(4,573)	354
Compensation related to options and restricted stock		775	661	3,384	3,719
Net foreign exchange differences		21	(90)	126	276
Income adjusted for non-cash items		$264,264	53,858	619,653	171,384

Changes in operating assets and liabilities		(92,874)	7,036	(129,989)	32,298
Accounts receivable and accrued revenues		(104,166)	6,153	(136,355)	19,325
Capitalized voyage expenses		1,893	106	751	988
Prepaid expenses		3,386	(2,100)	4,449	774
Accounts payable and accrued expenses		5,938	(3,049)	2,266	(3,548)
Deferred shipping revenues		2,254	(1,253)	3,232	571
Inventories		(2,179)	7,180	(4,333)	14,189
Net cash provided by operating activities		$171,390	60,894	489,664	203,683

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(4,560)	(12,350)	(14,611)	(13,496)
Investment in vessels under construction		(91,051)	(26,167)	(252,305)	(90,689)
Proceeds from sale of vessels		50,949	50,090	151,436	143,521
Investment in other property, plant and equipment		(60)	(65)	(385)	(87)
Net cash provided by/(used in) investing activities		$(44,723)	11,508	(115,865)	39,248

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(196,707)	(38,592)	(365,801)	(89,969)
Acquisition of non-controlling interests	6	-	-	-	(6,131)
Repayment principal element of lease liability		(302)	(364)	(948)	(1,069)
Issuance of long-term debt	4	75,203	-	391,643	64,663
Scheduled repayment of long-term debt		(11,832)	(12,746)	(36,303)	(40,308)
Prepayment of long-term debt	4	-	(22,055)	(281,000)	(130,330)
Repayment of long-term debt refinancing	4	-	-	-	(25,480)
Repayment of long-term debt, sale of vessels	4	-	-	(5,625)	(11,382)
Net cash used in financing activities		$(133,638)	(73,757)	(298,034)	(240,007)

Net (decrease)/increase in cash and cash equivalents		(6,971)	(1,355)	75,764	2,924
Net foreign exchange difference		14	(55)	(73)	183
Cash and cash equivalents at beginning of period		161,683	82,660	79,034	78,143
Cash and cash equivalents at end of period		$154,726	81,250	154,726	81,250

Specification of items included in operating activities:
Interest paid		5,988	4,545	17,930	16,526
Interest received		658	389	2,739	1,867

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands, except shares)
					Retained
				Paid-in	Earnings/			Non-
				Additional	(Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Stock	Capital	Deficit)	Differences	Reserves	Interest	Equity
Balance at January 1, 2025		159,983,104	$1,600	$1,217,651	$(186,321)	$39	$5,273	$4,459	$1,042,701
Profit after tax					145,024			(136)	144,888
Other comprehensive income					-	282		179	461
Total comprehensive income					145,024	282		43	145,349
Cash dividends declared and paid					(89,969)				(89,969)
Acquisition of non-controlling interests	6				(1,849)	156		(4,437)	(6,131)
Compensation related to options and restricted stock		816,303	8	6,068			(2,358)		3,719
Balance at September 30, 2025	6	160,799,407	$1,608	$1,223,719	$(133,115)	$477	$2,916	$64	$1,095,669

Balance at January 1, 2026		160,799,407	$1,608	$1,223,719	$(96,216)	$498	$3,577	$71	$1,133,257
Profit after tax					633,727			7	633,734
Other comprehensive income					-	56		-	56
Total comprehensive income					633,727	56		7	633,790
Cash dividends declared and paid					(365,801)				(365,801)
Compensation related to options and restricted stock		436,166	4	3,680			(301)		3,384
Balance at September 30, 2026	6	161,235,573	$1,612	$1,227,399	$171,711	$554	$3,276	$77	$1,404,629

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2026
Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Richmond House, 12 Par-la-Ville Road, Hamilton HM 08, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on November 6, 2026, and authorized for issue on November 9, 2026.

Note 2 – General accounting principles

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2025. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a historical cost basis. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2025 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Note 3 – Revenue and major customers

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based on the nature and financial effects of the business activities in which it engages and the economic environment in which it operates. The consolidated operating results are regularly reviewed by the Company’s chief operating decision maker, the President & Chief Executive Officer, and the Company does not monitor performance by geographical areas.

The table below details the Company’s total revenues:
$ in thousands	Q3 2026	Q3 2025	9M 2026	9M 2025
Time charter revenues[1]	116,042	38,362	260,523	100,595
Voyage charter revenues[2]	216,084	68,789	542,707	252,671
Shipping revenues	332,126	107,151	803,230	353,266
Other revenues[3]	293	197	678	971
Total revenues	332,419	107,348	803,908	354,237
Revenues relating to IFRS 15	226,056	77,883	571,256	275,873

1The majority of time charter revenues are recognized in accordance with IFRS 16 Leases, while the portion of time charter revenues related to technical management services, equaling $9,678 thousand in the third quarter of 2026, $8,898 thousand in the third quarter of 2025, $27,872 thousand in the first nine months of 2026 and $22,231 thousand in the first nine months of 2025, is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.
2Voyage charter revenues are related to revenue from spot charters and are recognized in accordance with IFRS 15.
3Other revenues mainly relate to technical management services provided and are recognized in accordance with IFRS 15.

As of September 30, 2026, the Company had 24 vessels, consisting of 23 vessels in operation, of which 12 were on time charters and 11 were operating in the spot market, and one vessel under construction.

Information about major customers:
For the period from July 1, 2026, to September 30, 2026, five customers represented $44.8 million, $35.5 million, $34.1 million, $31.6 million, and $27.1 million, respectively, of the Company’s total shipping revenues. In aggregate, these five customers represented $173.0 million, equal to 52 percent, of total shipping revenues of $332.1 million.

For the period from January 1, 2026, to September 30, 2026, five customers represented $102.3 million, $90.1 million, $88.5 million, $68.7 million, and $65.1 million, respectively, of the Company’s total shipping revenues. In aggregate, these five customers represented $414.7 million, equal to 52 percent, of total shipping revenues of $803.2 million.

For the period from July 1, 2025, to September 30, 2025, five customers represented $19.3 million, $18.0 million, $15.0 million, $13.8 million, and $12.3 million, respectively, of the Company’s total shipping revenues. In aggregate, these five customers represented $78.5 million, equal to 73 percent, of total shipping revenues of $107.2 million.

For the period from January 1, 2025, to September 30, 2025, five customers represented $79.7 million, $63.3 million, $44.4 million, $40.2 million, and $39.9 million, respectively, of the Company’s total shipping revenues. In aggregate, these five customers represented $267.5 million, equal to 76 percent, of total shipping revenues of $353.3 million.

Note 4 – Interest bearing debt

As of September 30, 2026, DHT had interest bearing debt totaling $498.7 million.

Scheduled debt repayments

$ in thousands	Interest rate	Maturity	Q4 2026	2027	2028	Thereafter	Total
Credit Agricole Credit Facility	SOFR + 2.05%	2028	625	2,500	25,000	-	28,125
ING Credit Facility [1]	SOFR + 1.90%	2029	5,625	22,500	22,500	5,625	56,250
ING Credit Facility	SOFR + 1.80%	2029	750	3,000	3,000	29,250	36,000
DHT Jaguar - Nordea Reducing Revolving Credit Facility	SOFR + 1.75%	2031	710	2,840	2,840	20,060	26,450
DHT Nokota - Nordea Reducing Revolving Credit Facility	SOFR + 1.50%	2032	1,231	4,923	4,923	48,000	59,077
ING and Nordea Export Facility	SOFR + 1.32%	2038	3,855	15,420	15,420	267,923	302,618
Nordea Reducing Revolving Credit Facility [2]	SOFR + 1.35%	2033	-	-	-	-	-
Total			12,796	51,183	73,683	370,858	508,519
Unamortized upfront fees bank loans							(9,803)
Total interest bearing debt							498,716

1 $157.5 mill. undrawn as of September 30, 2026
2 $243.2 mill. undrawn as of September 30, 2026

Credit Agricole Credit Facility
The credit facility is repayable in quarterly installments of $0.6 million with final payment of $22.5 million in addition to the last installment in December 2028.

ING Credit Facility
In January 2023, the Company entered into a new $405 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90% and are repayable in quarterly installments of $5.6 million with maturity in January 2029.

In the first quarter of 2025, the Company prepaid $42.4 million under the revolving credit facility and drew down $10 million for corporate purposes. In the second quarter of 2025, the Company prepaid $25.0 million under the revolving credit facility and drew down $10 million and $15 million, respectively, for corporate purposes. In December 2025, the Company drew $50 million under the revolving credit facility. In January 2026, the Company prepaid $5.6 million of the outstanding balance in connection with the sale of DHT China. In the first quarter of 2026, the Company drew $90 million and prepaid a total of $225 million in connection with the delivery of the three newbuildings.

In September 2023, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, one wholly owned special-purpose vessel-owning subsidiary as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and are repayable in quarterly installments of $0.75 million with maturity in January 2029.

Nordea Credit Facility
In the third quarter of 2025, the Company voluntarily prepaid $22.1 million under the Nordea Credit Facility, covering all scheduled installments for Q4 2025 and the entirety of 2026. In the fourth quarter of 2025, the Company drew $120 million under the revolving credit facility and repaid $64 million in connection with the new facility for DHT Nokota. During the second quarter of 2026, the Company repaid all remaining outstanding under the Nordea Credit Facility in connection with the establishment of the Company’s new $250.0 million Nordea Reducing Revolving Credit Facility. Following the repayment, the Nordea Credit Facility was terminated and as of September 30, 2026, no amounts were outstanding under the facility.

DHT Jaguar – Nordea Reducing Revolving Credit Facility
In April 2025, the Company entered into a $30 million reducing revolving credit facility agreement with Nordea as lender, DHT Jaguar Limited as borrower and DHT Holdings, Inc., as guarantor. The credit facility is repayable or reduced in quarterly installments of $0.7 million with a final payment of $13.7 million in April 2031. The credit facility bears an interest rate equal to SOFR plus a margin of 1.75%.

DHT Nokota – Nordea Reducing Revolving Credit Facility
In September 2025, the Company entered into a $64 million reducing revolving credit facility agreement with Nordea as lender, DHT Nokota, Inc. as borrower and DHT Holdings, Inc., as guarantor. The facility was drawn on November 21, 2025, and is repayable or reduced in quarterly installments of $1.2 million with a final payment of $30.8 million in September 2032. The credit facility bears interest at a rate equal to SOFR plus a margin of 1.50%.

ING and Nordea – Export Facility
In July 2025, the Company entered into a $308.4 million senior secured credit facility for the post-delivery financing of the Company’s four newbuildings with DHT Antelope, Inc., DHT Addax, Inc., DHT Gazelle, Inc., and DHT Impala, Inc. as borrowers and DHT Holdings, Inc., as guarantor (the “ING and Nordea Export Facility”). The facility was co-arranged by ING and Nordea, with ING acting as Coordinator, Facility Agent, Security Agent and ECA Agent.

Each tranche under the facility becomes repayable in 48 equal quarterly installments, commencing three months after its respective utilization date. The facility is repayable in quarterly installments of $3.9 million, with a final balloon payment of $127.2 million due in 2038. The facility bears interest at a rate equal to SOFR plus a weighted average margin of 1.32%, and each tranche matures 12 years from the respective vessel’s delivery date.

As of September 30, 2026, all four newbuildings were delivered, and the Company drew $77.1 million under the facility in connection with the delivery of each vessel.

Nordea Reducing Revolving Credit Facility
In June 2026, the Company entered into a $250.0 million reducing revolving credit facility, including a $250 million uncommitted incremental facility, with Nordea, ING, DNB, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, six wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.35%. The facility amortizes through scheduled quarterly reductions, with total commitment reducing from $250.0 million at inception to approximately $79.0 million by maturity in June 2033. Quarterly reductions are $6.8 million through the second quarter of 2028, followed by lower scheduled reductions thereafter, with a final reduction of $3.5 million at maturity. As of September 30, 2026, the Company had not drawn any amounts under the facility.

Interest rate swaps
Derivatives are classified and measured at fair value in the statement of financial position. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

As of September 30, 2026, the Company had eight amortizing interest rate swaps totaling $185.0 million with maturity in the fourth quarter of 2028. The average fixed interest rate is 3.32%. As of September 30, 2026, the fair value of the derivative financial assets related to the swaps amounted to $4.4 million.

Derivative financial assets

		Notional amount	Current assets	Non-current assets	Fair value
$ in thousands	Expires	Q3 2026	Q3 2026	Q3 2026	Q3 2026
Swap pays 3.2840%, receive floating	Dec. 8, 2028	16,250	174	208	382
Swap pays 3.2840%, receive floating	Dec. 8, 2028	16,250	174	208	382
Swap pays 3.3200%, receive floating	Dec. 8, 2028	6,250	43	52	95
Swap pays 3.2790%, receive floating	Dec. 8, 2028	21,250	240	286	526
Swap pays 3.3110%, receive floating	Oct. 30, 2028	26,450	295	320	616
Swap pays 3.3536%, receive floating	Dec. 8, 2028	31,250	348	415	764
Swap pays 3.3536%, receive floating	Dec. 8, 2028	31,250	348	415	764
Swap pays 3.3536%, receive floating	Dec. 8, 2028	36,000	400	476	876
Total carrying amount		184,950	2,024	2,380	4,404

Covenant compliance
The Company’s financial covenants as of September 30, 2026, are summarized as follows:
(Applicable to all credit facilities)

Covenants	Requirement
Charter free market value of vessels that secure facility must be no less than	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.

*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by a broker approved by the financial institution).

Facility	Vessels Pledged as Security
Credit Agricole Credit Facility	1 VLCC
ING Credit Facility	10 VLCCs
Nordea Reducing Revolving Credit Facility	6 VLCCs
DHT Jaguar - Nordea Reducing Revolving Credit Facility	1 VLCC
DHT Nokota - Nordea Reducing Revolving Credit Facility	1 VLCC
ING and Nordea - Export Facility	4 VLCCs

As of September 30, 2026, the Company was in compliance with its financial covenants, with significant headroom.

Note 5 – Vessels

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. Each of the Company’s vessels have been viewed as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets. In instances where a vessel is considered impaired, it is written down to its recoverable amount. For the quarter ending September 30, 2026, the Company performed an assessment using both internal and external sources of information and concluded that there were no indicators of impairment.

Vessels

Cost of Vessels
$ in thousands
At January 1, 2026	1,812,535
Additions	388
Transferred from vessels under construction	543,809
Transferred from vessels upgrades	15,340
Transferred to asset held for sale	(48,016)
Retirement [1]	(11,180)
At September 30, 2026	2,312,874

Depreciation and amortization
$ in thousands
At January 1, 2026	728,644
Depreciation and amortization [2]	80,963
Transferred to asset held for sale	(31,239)
Retirement [1]	(11,180)
At September 30, 2026	767,187

Carrying Amount
$ in thousands
At January 1, 2026	1,083,891
At September 30, 2026	1,545,687
1 Relates to completed depreciation of drydocking for DHT Amazon, DHT Lion, DHT Osprey, DHT Puma, DHT Panther, and DHT Harrier.
2 Relates solely to depreciation of vessels, drydocking, and EGCS. Depreciation of office leases and other property, plant, and equipment represents an additional $1,264 thousand, which combined with the depreciation of vessels, drydocking, and EGCS comprises $82,227 thousand in depreciation and amortization.

Gain on sale of vessels
In the fourth quarter of 2025, the Company entered into agreements to sell DHT Europe and DHT China, each built in 2007, for an aggregate consideration of $101.6 million. DHT Europe was delivered to its new owner on January 30, 2026, and DHT China was delivered on March 30, 2026. Following the repayment of existing debt associated with one of the vessels in the amount of $5.6 million, the Company received net cash proceeds of approximately $95.0 million. The Company recognized a gain of $60.0 million in the first quarter of 2026 in connection with the sales.

In January 2026, the Company entered into an agreement to sell DHT Bauhinia, built in 2007, for a sales price of $51.5 million. The vessel was delivered to its new owner in July 2026 and was debt-free at the time of sale. The Company received net cash proceeds of approximately $50.9 million, and the Company recognized a gain of $34.2 million in the third quarter of 2026 in connection with the sale.

In the first nine months of 2025, the Company recognized a gain of $52.9 million related to the sales of DHT Scandinavia, DHT Lotus and DHT Peony.

Vessel upgrades
Cost of vessel upgrades relates to prepaid drydocking.

Cost of vessel upgrades
$ in thousands
At January 1, 2026	348
Additions	17,546
Transferred to vessels	(15,340)
At September 30, 2026	2,555

Vessels under construction
In 2024 the Company entered into agreements to build  four large VLCCs, fitted with exhaust gas cleaning systems, two at Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) and two at Hanwha Ocean Co., Ltd. (“Hanwha”) in South Korea. The average price for the four ships is $130.3 million, adjusted for change orders. As of September 30, 2026, the Company has paid $521.1 million related to the installments under this newbuild program. Total capitalized borrowing costs related to the financing of the vessels under construction amounted to $15.7 million, at an average interest rate of 6.1% per annum, and total other directly attributable expenses amounted to $7.0 million. The newbuild program is funded in part through a $308.4 million post-delivery senior secured credit facility. The Company took delivery of the first VLCC newbuilding on January 2, 2026. The second and third newbuildings were delivered on March 6, 2026, and March 30, 2026, respectively, and the fourth newbuilding was delivered on July 24, 2026.

In June 2026, the Company entered into an agreement with Hanwha for the construction of a VLCC. The vessel has large carrying capacity, will be fitted with an exhaust gas cleaning system and is scheduled for delivery in August 2028. As of September 30, 2026, the Company has paid $13.3 million related to the first installment. Capitalized borrowing costs amounted to $0.1 million, at an average interest rate of 5.2% per annum, and total other directly attributable expenses amounted to less than $0.1 million.

Cost of vessels under construction
$ in thousands
At January 1, 2026	301,651
Additions	255,536
Transferred to vessels	(543,809)
At September 30, 2026	13,379

The following table represents future expected payments related to the vessels under construction as of September 30, 2026:
Vessels under construction
$ in thousands
Within the next 12 months	26,550
From one to two years	92,925
At September 30, 2026*	119,475

*These are estimates only and are subject to change as construction progresses.

Note 6 – Stockholders’ equity and dividend payments

Common stock
Issued at September 30, 2026	161,235,573
Number of shares authorized for issue at September 30, 2026	250,000,000
Par value	$0.01

Common stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Stock repurchases
No stock repurchases were made during the first three quarters of 2026 or during the year ended December 31, 2025.

Dividend payments
Dividend payments made year-to date as of September 30, 2026:

Payment date $ in thousands, except per common share	Total payment	Per common share
August 24, 2026	$196,707	$1.22
May 28, 2026	$103,067	$0.64
February 26, 2026	$66,027	$0.41
Total payments made year-to-date as of September 30, 2026	$365,801	$2.27

Dividend payment made during 2025:

Payment date $ in thousands, except per common share	Total payment	Per common share
November 19, 2025	$28,944	$0.18
August 25, 2025	$38,592	$0.24
May 28, 2025	$24,091	$0.15
February 25, 2025	$27,286	$0.17
Total payments made during 2025	$118,913	$0.74

Note 7 – Accounts receivable and accrued revenues

As of September 30, 2026, $190.5 million, consisting mainly of accounts receivable with no material amounts overdue, was recognized as accounts receivable and accrued revenues in the interim consolidated statement of financial position, compared to $53.3 million as of December 31, 2025.

Note 8 – Deferred shipping revenues

Deferred shipping revenues relate to charter hire payments paid in advance. As of September 30, 2026, $14.6 million was recognized as deferred shipping revenues in the interim consolidated statement of financial position, compared to $11.4 million as of December 31, 2025.

Note 9 - Financial risk management, objectives, and policies

Note 9 of the consolidated financial statements included in the 2025 Annual Report on Form 20-F provides details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On November 6, 2026, the Board approved a dividend of $1.45 per common share related to the third quarter of 2026 to be paid on November 30, 2026, for shareholders of record as of November 23, 2026.

In the fourth quarter of 2026, the Company prepaid $59.1 million under the DHT Nokota Nordea Reducing Revolving Credit Facility and $26.5 million under the DHT Jaguar Nordea Reducing Credit Facility. The prepaid amounts remain available for re-borrowing under the terms of the respective facilities, which have not been cancelled.

In November 2026, the Company entered into an agreement with Hanwha Ocean Co., Ltd. for the construction of a VLCC. The vessel is scheduled for delivery in April 2029 and will be a sister vessel to the two VLCCs delivered to the Company in the first quarter of 2026, as well as the VLCC newbuilding scheduled for delivery in August 2028.